SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Under Armour, Inc.

(Name of Issuer)

Class A Common Stock, $0.0003 1/3 par value per share

(Title of Class of Securities)

904311107

(CUSIP Number)

Kevin A. Plank

Executive Chair and Brand Chief

Under Armour, Inc.

1020 Hull Street

Baltimore, MD 21230

(410) 468-2512

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 904311107	Page 1 of 5 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Kevin A. Plank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,938,829*
	8	SHARED VOTING POWER 1,803,400*
	9	SOLE DISPOSITIVE POWER 32,938,829*
	10	SHARED DISPOSITIVE POWER 1,803,400*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,742,229 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Includes 110,621 shares of Class A Common Stock issuable upon exercise of Issuer stock options that have vested or will vest within sixty days of the date hereof, 181,608 shares of Class A Common Stock owned by a limited liability company controlled by the Reporting Person, 29,510,624 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 29,510,624 shares of Class B Common Stock owned by two limited liability companies controlled by the Reporting Person, 1,803,400 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 1,803,400 shares of Class B Common Stock owned by two limited liability companies for which the Reporting Person can appoint the manager and 3,135,976 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 3,135,976 shares of Class B Common Stock owned indirectly in trust by the Reporting Person, over which the Reporting Person shares dispositive power with the trustee and the trustee has voting control. The Reporting Person has the ability to replace the trustee. Does not include 18,091,687 shares of the Issuer’s non-voting Class C Common Stock, par value $0.0003 1/3 per share (the “Class C Common Stock”) (which includes 1,391,890 shares of Class C Common Stock issuable upon exercise of Issuer stock options that have vested or will vest within sixty days of the date hereof). Although shares of the Issuer’s Class C Common Stock do not have any voting rights (other than in certain limited circumstances), upon the occurrence of certain events, the Class C Common Stock would convert into shares of Class A Common Stock.

CUSIP No. 904311107	Page 2 of 5 Pages

This Amendment No. 16 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2005, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on June 7, 2006, and Amendment No. 2, filed with the Commission on December 18, 2006, and Amendment No. 3, filed with the Commission on November 6, 2007, and Amendment No. 4, filed with the Commission on November 24, 2010, and Amendment No. 5, filed with the Commission on May 19, 2011, and Amendment No. 6, filed with the Commission on December 6, 2011, and Amendment No. 7, filed with the Commission on August 17, 2012, and Amendment No. 8, filed with the Commission on December 12, 2012, and Amendment No. 9, filed with the Commission on November 26, 2013, and Amendment No. 10, filed with the Commission on June 13, 2014, and Amendment No. 11, filed with the Commission on November 26, 2014, Amendment No. 12, filed with the Commission on June 15, 2015, Amendment No. 13, filed with the Commission on November 12, 2015, Amendment No. 14, filed with the Commission on April 18, 2016, and Amendment No. 15, filed with the Commission on September 2, 2016 (as amended, the “Schedule 13D”), by Kevin A. Plank (the “Reporting Person”), relating to the common stock, par value $0.0003 1/3 per share (the “Class A Common Stock”), of Under Armour, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information:

On February 15, 2017, the Reporting Person acquired 51,684 shares of Class A Common Stock and 52,050 shares of Class C Common Stock in connection with the vesting of outstanding performance-based restricted stock units under the Issuer’s Amended and Restated Omnibus Long-Term Incentive Plan (the “Incentive Plan”), 22,087 and 22,243 of which, respectively, were withheld to cover the Reporting Person’s tax obligations with respect to the vesting.

On February 15, 2018, the Reporting Person acquired 24,842 shares of Class A Common Stock and 25,018 shares of Class C Common Stock in connection with the vesting of outstanding performance-based restricted stock units under the Incentive Plan, 7,851 and 8,280 of which, respectively, were withheld to cover the Reporting Person’s tax obligations with respect to the vesting.

On February 15, 2022, the Reporting Person acquired 52,056 shares of Class C Common Stock in connection with the vesting of outstanding time-based restricted stock units under the Incentive Plan, 22,781 of which were withheld to cover the Reporting Person’s tax obligations with respect to the vesting.

On February 15, 2023, the Reporting Person acquired 52,056 shares of Class C Common Stock in connection with the vesting of outstanding time-based restricted stock units under the Incentive Plan, 25,440 of which were withheld to cover the Reporting Person’s tax obligations with respect to the vesting.

On May 15, 2023, the Reporting Person acquired 46,099 shares of Class C Common Stock in connection with the vesting of outstanding time-based restricted stock units under the Incentive Plan, 22,142 of which were withheld to cover the Reporting Person’s tax obligations with respect to the vesting.

CUSIP No. 904311107	Page 3 of 5 Pages

Since August 31, 2016, the Reporting Person sold 17,250,000 shares of Class C Common Stock through the following transactions:

(i)

On August 20, 2021, the Reporting Person entered into a pre-arranged stock trading plan to sell shares of the Issuer’s Class C Common Stock. Pursuant to the pre-arranged stock trading plan, the Reporting Person sold shares of Class C Common Stock as follows: from November 4, 2021 through November 9, 2021, the Reporting Person sold 1,250,000 shares of Class C Common Stock personally at prices ranging from $21.11 to $22.995 per share for aggregate proceeds of $27,004,134 personally.

(ii)

On May 31, 2023 the Reporting Person agreed to sell a total of 16,000,000 shares of Class C Common Stock at $6.13 per share of Class C Common Stock to an unaffiliated third party in a privately negotiated transaction for aggregate proceeds of $98,080,000. The sale was completed on June 1, 2023.

As a result of these transactions, the Reporting Person beneficially owns 292,229 shares of Class A Common Stock (including 110,621 shares of Class A Common Stock issuable upon exercise of Issuer stock options that have vested or will vest within sixty days of the date hereof), 34,450,000 shares of Class B Common Stock, and 18,091,687 shares of Class C Common Stock (including 1,391,890 shares of Class C Common Stock issuable upon exercise of Issuer stock options that have vested or will vest within sixty days of the date hereof). Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis under certain circumstances, including at the option of the Reporting Person. Accordingly, the Reporting Person is deemed to be the beneficial owner of 34,742,229 shares of Class A Common Stock. Shares of Class C Common Stock do not have any voting rights (other than in certain limited circumstances). Upon the occurrence of certain events, however, the Class C Common Stock would convert into shares of Class A Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

As disclosed above:

(i)

On August 20, 2021, the Reporting Person entered into a pre-arranged stock trading plan to sell shares of the Issuer’s Class C Common Stock. The trading plan was designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The trading plan provided for the sale, over a period of approximately fourteen months beginning in November 2021, of up to 5,000,000 shares of the Issuer’s Class C Common Stock held by him. Through the expiration of this trading plan, the Reporting Person sold 1,250,000 of the 5,000,000 shares.

(ii)

On May 31, 2023, the Reporting Person agreed to sell a total of 16,000,000 shares of Class C Common Stock for an aggregate cash sale price of $98,080,000 (or $6.13 per share of Class C Common Stock) to an unaffiliated third party in a privately negotiated transaction.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present Board or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

(a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 34,742,229 shares of Class A Common Stock. As noted above, the number of shares beneficially owned by the Reporting Person includes 34,450,000 shares of Class A Common Stock issuable upon conversion of 34,450,000 shares of Class B Common Stock and 110,621 shares of Class A Common Stock issuable upon exercise of Issuer stock options that have vested or will vest within sixty days of the date hereof. The Reporting Person’s holdings represent approximately 15.6% of the Issuer’s Class A Common Stock based on 223,265,310 shares of Class A Common Stock deemed to be outstanding as of May 15, 2023 (based upon 188,704,689 shares of Class A Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s Form 10-K for the fiscal year ended March 31, 2023 filed with the Securities

CUSIP No. 904311107	Page 4 of 5 Pages

and Exchange Commission on May 24, 2023, and assuming the issuance of the 34,450,000 shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock beneficially owned by the Reporting Person and the issuance of the 110,620 shares of Class A Common Stock upon exercise of the Issuer stock options held by the Reporting Person that are vested or will vest within sixty days of the date hereof). Shares beneficially owned by the Reporting Person represent approximately 64.7% of the total voting power of the combined voting classes of the capital stock of the Issuer.

(b) As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 32,938,829 shares of Class A Common Stock beneficially owned by him, including 110,621 shares of Class A Common Stock issuable upon exercise of Issuer stock options that have vested or will vest within sixty days of the date hereof, 29,510,624 shares of Class A Common Stock that can be acquired upon the conversion of 29,510,624 shares of Class B Common Stock that are owned by two limited liability companies controlled by the Reporting Person and 3,135,976 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 3,135,976 shares of Class B Common Stock owned indirectly in trust by the Reporting Person, over which the Reporting Person shares dispositive power with the trustee and the trustee has voting control. Additionally, the Reporting Person may be deemed to have shared voting and dispositive power over the 1,803,400 shares of Class B Common Stock which are owned by two limited liability companies of which the Reporting Person’s wife has been appointed as the manager.

(c) The Reporting Person has not effected any transactions, other than those described herein, in the class of securities described herein during the past sixty days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 904311107	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 2, 2023
Date

/s/ Kevin A. Plank
Signature
Kevin A. Plank
Name/Title